Exhibit 21.1

List of Subsidiaries of RPX Corporation

Legal Name	Jurisdiction
RPX Asia Corporation	Japan
RPX Clearinghouse LLC	Delaware
RPX Freedom Corporation	Delaware
RPX Insurance Services, LLC	Delaware
RPX Reinsurance LLC	Hawaii
RPX Reinsurance LLC	Delaware
RPX Risk Retention Group, Inc.	Hawaii
RPX RRG Holdings, Inc.	Delaware